QuickLinks -- Click here to rapidly navigate through this document

Prospectus Supplement to Prospectus dated July 25, 2003

$2,025,473,000

SLM Student Loan Trust 2003-8

Issuer

SLM Funding LLC

Depositor

Sallie Mae Servicing L.P.

Servicer

Floating Rate Student Loan-Backed Securities

        On August 7, 2003, the trust will issue:

	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	Class B Notes
Principal	$372,000,000	$528,000,000	$365,000,000	$699,708,000	$60,765,000
Interest Rate	3-month LIBOR plus 0.01%	3-month LIBOR plus 0.04%	3-month LIBOR plus 0.11%	3-month LIBOR plus 0.20%	3-month LIBOR plus 0.56%
Maturity	June 16, 2008	June 15, 2011	December 17, 2012	March 15, 2019	June 17, 2024

The trust will make payments quarterly, beginning September 15, 2003, primarily from collections on a pool of student loans. The trust will pay principal first to the class A-1 notes until paid in full, second to the class A-2 notes until paid in full, third to the class A-3 notes until paid in full, fourth to the class A-4 notes until paid in full and fifth to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-16 of this supplement and on page 19 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, Sallie Mae, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.155%	99.845%
Per Class A-2 Note	100.0%	0.210%	99.790%
Per Class A-3 Note	100.0%	0.220%	99.780%
Per Class A-4 Note	100.0%	0.240%	99.760%
Per Class B Note	100.0%	0.295%	99.705%

We expect the proceeds to the depositor to be $2,021,126,044 before deducting expenses payable by the depositor estimated to be $859,104.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners

Credit Suisse First Boston	Merrill Lynch & Co.

Co-Managers

Banc of America Securities LLC
B anc One Capital Markets, Inc.
RBS Greenwich Capital

July 30, 2003

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on August 1, 2003 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000095013303002616/w88082b5e424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

QuickLinks

Purpose of this Filing